Exhibit 12.1
COLONY FINANCIAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(In thousands, except ratios)

	Six Months Ended June 30, 2016		Year Ended December 31,
			2015		2014		2013		2012		2011
Earnings:
Income (loss) before income taxes before adjustment for noncontrolling interests and income from equity method investees	$141,169		$199,135		$83,483		$25,874		$1,633		$(2,356)
Add:
Fixed charges	84,439		133,094		48,365		18,838		8,248		3,011
Distributed income of equity investees	36,432		66,418		74,948		101,874		64,839		25,959
Subtract:
Noncontrolling interests in pre-tax income of consolidated subsidiaries with no fixed charges	(118,231)		(103,018)		(27,529)		(17,018)		(1,976)		(1,095)
Earnings	$143,809		$295,629		$179,267		$129,568		$72,744		$25,519

Fixed Charges and Preferred Dividends:
Fixed charges:
Interest expense	$84,439		$133,094		$48,365		$18,838		$8,248		$3,011
Preferred dividends (1)	23,973		42,569		24,870		21,420		13,915		—
Combined fixed charges and preferred dividends	$108,412		$175,663		$73,235		$40,258		$22,163		$3,011
Ratio of Earnings to Fixed Charges	1.7	x	2.2	x	3.7	x	6.9	x	8.8	x	8.5	x
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.3	x	1.7	x	2.4	x	3.2	x	3.3	x	8.5	x
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(1)     The Company did not have any outstanding shares of preferred stock for the year ended December 31, 2011.